SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 5)

Hostess Brands, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

44109J106
(CUSIP Number)

Gores Sponsor LLC
9800 Wilshire Blvd.
Beverly Hills, CA 90212
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because off §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44109J106	13D	Page 2

1	NAME OF REPORTING PERSONS
Gores Sponsor LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
3,422,270 (1) (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
3,422,270 (1) (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,422,270 (1) (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4% (1) (see Item 5)

14	TYPE OF REPORTING PERSON
OO

(1)	Directly owned by Gores Sponsor LLC (“Gores Sponsor”). Includes 851,100 shares of Class A Common Stock issuable upon exercise of 1,702,201 Private Placement Warrants.

CUSIP No. 44109J106	13D	Page 3

1	NAME OF REPORTING PERSONS
AEG Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
8,545,990 (1) (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
8,545,990 (1) (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,545,990 (1) (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.3% (1) (see Item 5)

14	TYPE OF REPORTING PERSON*
OO

(1)
Represents (a) the shares of Class A Common Stock and Private Placement Warrants owned by Gores Sponsor, and (b) 2,574,405 shares of Class A Common Stock, and 2,549,315 shares of Class A Common Stock issuable upon exercise of 5,098,630 Private Placement Warrants directly owned by AEG Holdings, LLC (“AEG”).

CUSIP No. 44109J106	13D	Page 4

1	NAME OF REPORTING PERSONS
Platinum Equity, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
8,764,045 (1) (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
8,764,045 (1) (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,764,045 (1) (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.5% (1) (See Item 5)

14	TYPE OF REPORTING PERSON
OO

(1)
Represents (a) the shares of Class A Common Stock and Private Placement Warrants owned by Gores Sponsor and (b) 2,589,286 shares of Class A Common Stock, and 2,752,489 shares of Class A Common Stock issuable upon exercise of 5,504,978 Private Placement Warrants directly owned by Platinum Equity, LLC (“Platinum Equity”)

CUSIP No. 44109J106	13D	Page 5

1	NAME OF REPORTING PERSONS
Alec Gores

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
8,567,776 (1) (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
8,567,776 (1) (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,567,776 (1) (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.3% (1) (see Item 5)

14	TYPE OF REPORTING PERSON
IN

(1)
Represents (a) the shares of Class A Common Stock and Private Placement Warrants beneficially owned by Gores Sponsor and AEG, and (b) 21,786 shares of Class A Common Stock owned by the spouse of Alec Gores.

CUSIP No. 44109J106	13D	Page 6

1	NAME OF REPORTING PERSONS
Tom Gores

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
8,764,045 (1) (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (1) (see Item 5)

	10	SHARED DISPOSITIVE POWER
8,764,045 (1) (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,764,045 (1) (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.5% (1) (see Item 5)

14	TYPE OF REPORTING PERSON
IN

(1)	Represents the shares of Class A Common Stock and Private Placement Warrants owned by Gores Sponsor and Platinum.

This Amendment No. 5 (“Amendment No. 5”) amends the Schedule 13D originally filed on November 14, 2016, as amended (the “Schedule 13D”), and is filed jointly by Gores Sponsor LLC (“Gores Sponsor”), AEG Holdings, LLC (“AEG”), Platinum Equity, LLC (“Platinum Equity”), Alec Gores (“Alec Gores”), and Tom Gores (“Tom Gores”), each of whom may be referred to herein as a “Reporting Person” and collectively as the “Reporting Persons,” with respect to the Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”), of Hostess Brands, Inc. (the “Issuer”). Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented as follows:

On December 13, 2017, Gores Sponsor made certain distributions of securities of the Issuer to its members, as described in Item 5(c) of the Amendment No. 5.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

(a)-(b)    The responses of the Reporting Persons to Rows (7) to (13) of the cover pages of this Amendment No. 5 as of January 8, 2017, are incorporated herein by reference.  For the purpose of calculating the percentage in Row (13) of the cover page of each Reporting Person, the number of shares of Class A Common Stock outstanding is based on (i) 100,072,032 shares of Class A Common Stock outstanding as of November 13, 2017, as reported in the Prospectus Supplement filed by the Issuer pursuant to Rule 424(b)(3) on November 15, 2017, plus (ii) the number of shares of Class A Common Stock issuable upon exercise of Private Placement Warrants owned by such Reporting Person, if any.  AEG and Platinum Equity are the managing members of Gores Sponsor.  Alec Gores is the managing member of AEG, and Tom Gores is the managing member of Platinum Equity.  As a consequence of these relationships, (x) each of AEG, Platinum Equity, Alec Gores and Tom Gores may be deemed to share beneficial ownership of the securities held by Gores Sponsor, (y) Alec Gores may be deemed to share beneficial ownership of the securities held by AEG and (z) Tom Gores may be deemed to share beneficial ownership of the securities held by Platinum Equity.

(c)          Since Amendment No. 4 of Schedule 13D, through and including January 8, 2017, no transactions were effected in the Class A Common Stock by the Reporting Persons except that Gores Sponsor made the following distributions to its members (which includes Platinum Equity) on December 13, 2017: 2,678,572 shares of Class A Common Stock, and 7,227,274 Private Placement Warrants (representing the right to purchase 3,613,637 shares of Class A Common Stock).

(d)          Not applicable.

(e)          Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2018

GORES SPONSOR LLC

By:	AEG Holdings, LLC, its Managing Member

By:	/s/ Alec Gores
	Name:	Alec Gores
	Title:	Managing Member

By:	Platinum Equity, LLC, its Managing Member

By:	/s/ Mary Ann Sigler
	Name:	Mary Ann Sigler
	Title:	Chief Financial Officer

AEG HOLDINGS, LLC

By:	/s/ Alec Gores
	Name:	Alec Gores
	Title:	Managing Member

PLATINUM EQUITY, LLC

By:	/s/ Mary Ann Sigler
	Name:	Mary Ann Sigler
	Title:	Chief Financial Officer

ALEC GORES

/s/ Alec Gores
Alec Gores

TOM GORES

/s/ Mary Ann Sigler
Mary Ann Sigler, Attorney-in-fact